Exhibit 12.1
WILMINGTON TRUST CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended
	June 30	Year Ended December 31
	2008	2007	2006	2005	2004	2003
Income before income taxes	27.0	$261.0	$196.1	$242.9	$203.2	$200.4

Fixed charges:
Interest expense	$140.2	$353.3	$311.7	$187.7	$92.1	$91.7
Capitalized interest	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Amortized premiums, discounts and capitalized expense related to indebtedness	$0.2	$0.2	$0.2	$0.2	$0.2	$0.2
Estimated interest component of net rental payments (3)	$2.8	$5.1	$4.6	$3.9	$3.5	$3.2

Total fixed charges	$143.2	$358.6	$316.5	$191.8	$95.8	$95.1
Less: Interest on deposits	$100.3	$257.0	$231.3	$131.4	$60.2	$63.7

Total fixed charges excluding interest on deposits	$42.9	$101.6	$85.2	$60.4	$35.6	$31.4
Distributed income of equity investees	$6.6	$20.7	$22.2	$18.3	$11.0	$4.7
Income before taxes and fixed charges	$176.8	$640.3	$534.8	$453.0	$310.0	$300.2
Income before taxes and fixed charges (excluding interest on deposits)	$76.5	$383.3	$303.5	$321.5	$249.8	$236.5

Ratio of Earnings to Fixed Charges
Excluding interest on deposits (1)	1.8	3.8	3.6	5.3	7.0	7.5
Including interest on deposits (2)	1.2	1.8	1.7	2.4	3.2	3.2

(1)	Income before income taxes + total fixed charges excluding interest on deposits + distributed income from equity investees all divided by total fixed charges excluding interest on deposits.

(2)	Income before income taxes + total fixed charges + distributed income from equity investees all divided by total fixed charges.

(3)	One-third of rental expense related to operating leases was attributed to interest expense.